

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2016

Mail Stop 4631

<u>Via E-Mail</u>
NN, Inc.
Mr. Matthew Heiter, Senior Vice President
207 Mockingbird Lane
Johnson City, Tennessee 37604

> **Re: NN, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 8-K filed August 3, 2016**
> **File No. 0-23486**

Dear Mr. Heiter:

We have reviewed your September 12, 2016, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2016, letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Consolidated Statements of Cash Flows, page 42</u>

1. We note your response to comment 1 in our letter dated August 29, 2016. It is unclear how you determined that the staff reduction costs are non-cash, since cash will be paid to the employees. Please refer to ASC 230-10-45-28.b. for guidance.

<u>Form 8-K filed August 3, 2016</u>

<u>Exhibit 99.1</u>

2. We note your response to comment 4 in our letter dated August 29, 2016. Please provide disclosure for those adjustments that are not readily reconcilable to either the face of your consolidated financial statements including the corresponding footnotes to provide investors with an explanation for the components of the adjustment.

3. Regarding the specific adjustment for restructuring and impairment charges in which you note that a portion of this adjustment is recognized within selling, general and administrative expense, please tell us if this portion is within the scope of ASC 420-10. If it is, please confirm that you will provide the disclosures requested in comment 2 in our letter dated August 29, 2016, for all costs recognized that are within the scope of ASC 420-10 for each period presented.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction